The Town Kitchen is a mission-driven corporate catering company focused with the idea of providing access, opportunity and experience for young adults in the foster care and reentry community.

We have a problem: food access is definitely an epidemic in this country. Food deserts exist and these are issues that not a lot of communities are addressing and I think it's important for us to provide as much knowledge and as much mentorship for young people in order to set them up to be successful in the future.

This company is near and dear to my heart because for me I've been fortunate enough to have a lot of mentorship as well as a lot of people invested in the potential that I had when I was growing up and in order for us as a community to grow, for our community to do better it's best that we start with investing any youth.

My favorite thing proud of my co-workers. I love my co-workers so much. It's really like a family dynamic here and just incorporating the fact that yes we're all here to work but we're also here to connect with each other, and making sure that we're all doing the best as a team.

The Town Kitchen is really a place where you can grow and you can really discover who you are. It's not just a platform where you come in learn your sets of skills that's what you're really able to determine what you want to do with your life.

Our vision at The Town Kitchen is too expand to new markets in the next five years. With your support, we can help reentry and foster young people in all communities grow professionally and personally. Help us expand our impact by investing in The Town Kitchen today.